

Mail Stop 4631

December 1, 2016

<u>Via E-mail</u>
Lu Sun
Chief Financial Officer
China Internet Nationwide Financial Services, Inc.
Dongsanhuan Middle Road
#1 Building Unit 1 Room 1501 Unit 13-14
Chaoyang District, Beijing
People's Republic of China 100020

> **Re: China Internet Nationwide Financial Services, Inc.
> Draft Registration Statement on Form F-1
> Submitted November 04, 2016
> CIK No. 0001687542**

Dear Ms. Sun:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you intend to provide significant additional information in amendments to your draft registration statement. To the extent practicable, please include this information in the next amendment to the draft registration statement on Form F-1. We will need adequate time to review the information and may have additional comments.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

3. Please identify your lead underwriter(s) and your depositary in your next amendment to your registration statement on Form F-1. We will defer further review of your filing until this information is provided. See Item 501(b)(8) of Regulation S-K.

4. We note that you have an ongoing private placement of ordinary shares. Please explain how you solicited and negotiated the private offering existing concurrent with this registered offering and provide a factual and legal analysis for whether such private offering should be integrated with this proposed registered offering. For guidance, refer to Question 139.25 of Securities Act Sections Compliance and Disclosure Interpretations and S.E.C. Release No. 33-8828.

5. We note references throughout your prospectus to third-party sources, including iResearch for statistical, qualitative and comparative statements contained in your prospectus. Please provide us with copies of any materials that support third-party statements, appropriately marked to highlight the sections relied upon. Please also tell us if any reports were commissioned by you for use in connection with this registration statement and, if so, please file the consent as an exhibit. We note that you commissioned the report of Beijing Han Ding Century Consulting Company Limited. Please file a written consent of Beijing Han Ding Century Consulting Company Limited. See Rule 436 of Regulation C of the Securities Act of 1933.

6. Please revise your Risk Factors section, and other sections as appropriate, to disclose whether your share pledge agreement is properly registered with the appropriate government authorities. If your share pledge agreement is not registered or registration is pending please describe the circumstances and describe the risk this may pose to your business.

Prospectus Summary, page 5

Intermediary Bank Loan Advisory Services Industry, page 6

7. Please identify here and in corresponding disclosure on page 78 the source of the survey of SMEs in 2008.

Corporate History and Structure, page 10

8. We note that Sheng Ying Xin is owned by Mr. Lin your Chief Executive Officer. We also note that Mr. Lin and Ms. Sun, your Chief Financial Officer serves as management of Sheng Ying Xin. Please revise your organization chart to disclose the extent of common controlling ownership and common management.

9. Please include a brief summary of your VIE agreements.

The Offering, page 13

10. Please provide separate rows stating the amount of ordinary shares outstanding immediately prior to this offering and the amount of ADSs outstanding immediately prior to this offering.

11. In Listing on page 14, please reconcile your disclosure here that you intend to apply to have your ADSs listed on the NASDAQ Capital Market under the symbol "CIFS" with your disclosure on page 147 that you have applied to have your ordinary shares listed on the NASDAQ Capital Market under the symbol "CIFS".

Risk Factors, page 16

12. Please consolidate duplicative risk factors throughout, such as "A severe or prolonged downturn…." on pages 23 and 25 and risk factors "Successful strategic relationships…" on page 18 and "Successful strategic relationships…" on page 19. Additionally, please eliminate the use of redundant information throughout the prospectus, such as risk factor "PRC regulations relating to investments…." on page 35 and disclosure of Safe Circular 37 on page 104.

We had previously made three direct loans to selected clients in contravention of the PRC Lending General Provisions and may be subject to fines by the People's Bank of China ("PBOC"), page 20

13. Please quantify the potential fines you could be subjected to so that investors may have better appreciation of the risk.

If the PRC government deems that the contractual…operations., page 29

14. Please disclose whether you believe you will be able to demonstrate a positive track record and experience in providing value-added telecommunications services in the event you must acquire a 50% or greater beneficial ownership in Sheng Ying Xin Management Consulting Co., Ltd. Please also disclose the governmental authorities that you will need to seek approval from and the relevant approval process time frame. Please update your disclosures on page 99 as appropriate.

Substantial future sales or perceived potential sales of our ADSs,…., page 41

15. Please clarify whether you have outstanding shares underlying the outstanding 20,000,000 ADSs in addition to the referenced 20,000,000 ordinary shares outstanding.

Operating Metrics, page 48

16. Please expand your disclosure to discuss how the amounts of financing advised are calculated and how they reconcile to your financial statements. As appropriate, please provide the disclosures required by Rule 10(e) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Revenue Recognition, page 64

17. Please expand your discussion of your revenue recognition policies to discuss the timing of revenue recognition for each of your income streams, addressing when delivery of the services is considered to be provided and other revenue recognition criteria are met based on the typical contract terms. For example, for revenue relating to International Corporate Financing Advisory Services, describe the typical sequence of events as contracts are fulfilled and clarify when you recognize revenue and the method used to calculate the amount. Address material terms and conditions in your contracts, including clawback provisions or other guarantees, unusual payment terms, etc.

Results of Operations, page 65

18. Please expand your disclosure to discuss the impact of currency translations on revenue and expenses, if material.

Cost of Revenue, page 67

19. Please explain how you are able to achieve your revenue reported to date with minimal associated cost of revenue or selling and administrative expenses. We note gross profit margin has been 97%. Reported income from operations was 90% and 75% of revenue for the periods ending June 30, 2016, and December 31, 2015, respectively. Provide information about the quality of, and potential variability of, your earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. Discuss and analyze any known trends and uncertainties to provide investors with an understanding of the expectations of future performance, as seen by management. Please refer to Item 303 of Regulation S-K and SEC Release 33-8350.

Liquidity and Capital Resources, page 71

20. Please expand your disclosure to include the amount of cash you hold in U.S. Dollars for the periods presented.

21. Disclosure in your footnotes indicates that as a result of PRC laws and regulations, your PRC subsidiary and VIE are restricted in their abilities to transfer net assets to you in the

form of dividends, loans or advances. In the event that you would require cash from your subsidiary or VIE to fund operations, please expand your disclosure under this heading to describe the nature of these restrictions and how cash would be transferred to and from the subsidiary and VIE.

22. Please explain whether the PRC regulations allowing the payment of dividends only out of accumulated profits determined in accordance with Chinese accounting standards have limited the amount of dividends that can be paid by your subsidiary in the past and whether you expect limitations in the future. Please include quantitative disclosure to the extent practicable.

Industry, page 74

Outstanding Loans of All Chinese Financial Institutions…, page 74

23. Here and in "The Proportion of Small and Medium Financial Institutions…" on page 75, please identify the specific source material of the charts from the Almanac of China's Finance and Banking.

China's Consumer Finance Market, page 75

24. Please identify the source material attributed to iResearch.

Our Market Opportunity, page 78

25. Please identify the specific source material of data from the China Association for Scientific and Technological Advice and the National Bureau of Statistics.

Business, page 80

26. We note your disclosure that you intend to transition your financial advisory services to Beijing Yingxin. Please disclose any regulatory implications associated with this transition.

PRC Enterprise Income Tax, page 101

27. Please remove reference in the last sentence of the second paragraph in this section to Alibaba Group and its subsidiaries.

Management, page 106

Directors and Executive Officers, page 106

28. We note your disclosure that Mr. Jianxin Lin serves as a director and officer in Shishi City Sheng Qi Textile Trading Co., Ltd and Sheng Qi Investment Co. Ltd. We also note your disclosure that Ms. Lu Sun serves as Secretary of the board of directors of Shineco, Inc. Please revise to disclose the number of hours per week that that each of your executive officer and directors will devote to your business. Please consider any appropriate risk factor disclosures.

Employment Agreements and Indemnification Agreements, page 109

29. Please revise the third sentence of the first paragraph to state that you may terminate an executive officer's employment without cause upon one-month advance written notice and revise to disclose the severance payments required by Section 7(a)(iii) of the form of Employment Agreement filed as exhibit 10.1.

Description of Shares Capital, page 115

30. You disclose on page 148 that you will be issuing Underwriters Warrants as additional compensation to your underwriters. Please provide here the information required by Item 10.A.4 of Form 20-F.

Description of American Depositary Shares, page 129

Disclosure of Interests, page 133

31. Please reconcile your disclosure here, in "Shares Eligible for Future Sales" on page 138 and in "Certain Other Conditions" on page 147 that you may list ordinary shares on the New York Stock Exchange with disclosure elsewhere that you intend to apply to list your ordinary shares on the NASDAQ.

Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-7

(f) Accounts receivable, page F-9

32. Please expand your disclosure to discuss how value-added tax ("VAT") receivable from customers is presented on your balance sheet, and quantify the amounts recorded. This also applies to your interim financial statements.

Exhibit Index, page 158

33. We note your disclosure on page 41 that certain major holders of your ordinary shares will have the right to cause you to register under the Securities Act the sale of their shares. Please file as exhibits the registration rights agreement(s) referenced.

34. Please file as exhibits the lock-up agreements referenced on page 139.

35. Please file the following as exhibits or tell us why you are not required to do so.

- Your employee equity incentive plans as disclosed in "Any failure to comply with PRC regulations regarding our employee equity incentive plans…." on page 36;

- Your agreement with Signature Bank;

- Director agreements and indemnification between your company and your executive officers and directors as disclosed in "Employment Agreements and Indemnification Agreements" on page 109; and

- Loan agreements by and between your company and Mr. Jianxin Lin.

You may contact Tracie Mariner, at (202) 551-3744 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Via E-mail
        Benjamin Tan, Esq.
        William Rao, Esq.